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                                  HEALTHSOURCE
                                54 Regional Drive
             P.O. Box 2041 Concord, NH 03302-2041 Phone 603-225-5077
                                 1-800-531-3121


July 30, 1993



Mr. Robert Chin
38 Cranberry Circle
Sudbury, MA  01776

Dear Bob:

Confirming our discussions, we would like to formally offer you the full-time position of Vice President of Information Systems reporting to the President and Chief Executive Officer with a start date anytime prior to December 7, 1993, at your election. The following are the terms of your employment with Healthsource.

You will be compensated at a biweekly salary of $6,153.85 ($160,000 annually). You shall also receive a sign-on bonus of ten (10) percent of your salary. In addition, you will receive (1) a $10,000 stipend for moving expenses when you relocate your principal residence to New Hampshire. The decision and time frame for the relocation to New Hampshire shall be entirely up to you; (2) an option to acquire 2,000 shares of Healthsource, Inc. stock over a five (5) year period, not exercisable before two (2) years, at a price equal to 110 percent (110%) of the closing market price on the day your employment understanding is confirmed with the Company, all pursuant to Healthsource's 1991 stock option plan; (3) all other routine employee benefits provided to senior management in the Company including but not limited to health, life, dental and professional liability insurance, and the opportunity to participate in the Company 401(k) plan, once eligible, and stock purchase plan (currently in development).

The proposed compensation package also includes:

    - The Healthsource New Hampshire HMO for you, or, at a small cost to you, the Healthsource New Hampshire HMO or our indemnity product for you and your family.

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July 30, 1993
Mr. Robert Chin
Page 2



    - A combination of paid days for holiday, vacation, and sick days of 36 which means that 3.0 days accrue each month.

    -    A Life Insurance Policy worth two times your salary.

    -    Short Term and Long Term Disability policies.

    -    Dental Insurance.

This employment offer is irrevocable for a period of thirty (30) days following the date of the offer letter. Should your employment be terminated by the Company, you would receive six (6) months' salary in severance pay if termination was for "cause" and twelve (12) months' salary in severance pay if the termination was "without cause."

On an annual basis, you will be eligible for increases in your salary and for further awards of stock options. Please know that an executive compensation plan is currently in the development stages that will include incentives and bonuses.

We will need you to sign the attached non-compete, no solicitation agreement as part of our final understanding.

We are very enthusiastic about your joining us.

Sincerely,


  /s/ Anne Golden
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Anne Golden                                 /s/ Robert Chin
Vice President Human Resources              ------------------------------------
                                               Robert Chin


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                                  HEALTHSOURCE
                                54 Regional Drive
                      P.O. Box 2041 Concord, NH 03302-2041
                               Phone 603-225-3077
                                 1-800-531-3121


                    NON-COMPETITION/NO SOLICITATION AGREEMENT

(A) Employee may not during his employment with Healthsource, and for a period of one (1) year after termination of his employment, be employed by, consult with, operate, own, control or otherwise be directly or indirectly involved in a corporation or other enterprise engaged in the HMO managed care or other health care financing or third party administration business located or operating within New Hampshire or in any Proscribed Area (as defined below) where Healthsource or any of its affiliates then has active prospects or existing business relationships which perform the services performed by Healthsource or any of its affiliates. Proscribed Area shall mean the area within a radius of 100 aerial miles from the location of any plan or other business which is within the prohibition of the first sentence of this subsection. If any court of competent jurisdiction shall determine this covenant to be unenforceable upon the term or scope herein imposed, then this covenant shall nonetheless be enforceable by such court upon such shorter term, or within such lesser scope, as may be determined by the court to be reasonable and enforceable.

(B) At all times while Employee is employed by Healthsource, and thereafter for a period of one (1) year, Employee shall not, directly or indirectly, employ, attempt to employ, recruit or otherwise solicit, induce or influence to leave his employment any employee of Healthsource or its affiliates.

(C) Healthsource in addition to and not in limitation of its rights, shall be entitled to a permanent injunction in order to prevent or restrain any breach of this Agreement by Employee and any persons acting directly or indirectly for or with him. Employee waives any right to a jury trial concerning the enforcement of the covenants in this Agreement and consents to the jurisdiction of Merrimack County Superior Court with respect to disputes hereunder.

(D) Employee acknowledges that in and as a result of his employment hereunder, he will be making use of, acquir-
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ing, or adding to confidential information of a special nature and value relating to such matters as Healthsource's systems, procedures, manuals, confidential reports, and lists of customers, as well as the nature and type of services rendered by Healthsource. As a material inducement to Healthsource to enter into this Agreement, Employee covenants and agrees that he shall not, at any time during or following the term of his employment, divulge or disclose for a period of one (1) year from termination of employment for any purpose whatsoever any confidential information that has been obtained by, or disclosed to, him as a result of his employment by Healthsource. In the event of a breach or threatened breach by Employee of any of the provisions of this paragraph, Healthsource, in addition to and not in limitation of, any other rights, remedies, or damages available to Healthsource at law or in equity, shall be entitled to a permanent injunction in order to prevent or restrain any such breach by Employee or by Employee's partners, agents, representatives, servants, employers, employees, or any and all persons directly or indirectly acting for or with him.

Accepted and Agreed to:



   /s/ Robert Chin
-----------------------------
Robert Chin